FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2013
Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934,

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Sony Corporation

November 21, 2013

Financial Targets of the Entertainment Businesses

(Culver City, CA – November 21, 2013) - At the Entertainment Investor Day held on November 21, 2013, Sony Corporation (“Sony”) announced financial targets for its Pictures and Music segments for the fiscal year ending March 31, 2015, and growth rate targets for the period through the fiscal year ending March 31, 2017, as set out in the table below.

■	Financial targets for the fiscal year ending March 31, 2015
Pictures segment	Sales[1]	8.4 billion U.S. dollars
	Operating income margin before “Depreciation and amortization[2]” and “Restructuring charges”[3]	9.0%
	Operating income margin	7.5%
Music segment	Sales[1]	4.8 billion U.S. dollars
	Operating income margin before “Depreciation and amortization[2]” and “Restructuring charges”[3]	13.0%
	Operating income margin	9.5%

■ Growth rate targets for the period through the fiscal year ending March 31, 2017 (compound annual growth rate (“CAGR”) targets based on the results for the fiscal year ended March 31, 2013)
Pictures segment	Segment Sales[1] CAGR	low to mid-single digit
	- Motion Pictures category sales CAGR	flat to slightly down
	- Television Productions category sales CAGR	mid to high single digit
	- Media Networks category sales CAGR	low to mid teens
	Operating income before “Depreciation and amortization[2]” and “Restructuring charges”[3] CAGR	high single digit
	Operating income CAGR	high single digit to low double digit
Music segment	Segment Sales[1] CAGR	flat to slightly up
	- Recorded Music category sales CAGR	essentially flat
	- Music Publishing category sales CAGR	low single digit
	- Visual Media and Platform category sales CAGR	flat to slightly up
	Operating income before “Depreciation and amortization[2]” and “Restructuring charges”[3] CAGR	mid single digit
	Operating income CAGR	mid to high single digit

The U.S. dollar targets in the Pictures segment are consistent with the U.S. dollar figures that Sony Pictures Entertainment consolidates from its global operations prior to reporting them to Sony Corporation in Tokyo, where they are converted into yen.

The U.S. dollar targets in the Music segment for the fiscal year ending March 31, 2015 are derived by converting the yen target for the segment into U.S. dollars at a rate of \100 = U.S. $1, which is the foreign currency exchange rate since the second quarter of the current fiscal year that Sony assumed for Sony’s consolidated forecast of the current fiscal year. Targeted CAGR for sales, operating income before depreciation and amortization and restructuring charges, and operating income for the fiscal year ending March 31, 2017 are based on the results for the fiscal year ended March 31, 2013 and are derived by converting Sony Music Entertainment

Japan’s yen target for each line item into U.S. dollars at \83.10 = U.S. $1 (the weighted average exchange rate for the fiscal year ended March 31, 2013) and adding the product to Sony Music Entertainment and Sony / ATV Music Publishing’s U.S. dollar target for each line item.

1 Includes operating revenue and intersegment sales

2 “Depreciation and amortization” excludes amortization of film costs.

3 Operating income before “Depreciation and amortization” and “Restructuring charges” is not a measure in accordance with U.S. GAAP. Sony does not believe that this measure is a substitute for operating income in accordance with U.S. GAAP. However, Sony believes that this supplemental disclosure for the Pictures and Music segments may provide additional useful analytical information to investors.

Sony also announced that it is in the process of implementing approximately 250 million U.S. dollars in overhead and procurement savings in its Pictures segment, which are expected to be fully implemented by the fiscal year ending March 31, 2016.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;
(iii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;
(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)	Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;
(vii)	Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);
(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiii)	the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and
(xiv)	risks related to catastrophic disasters or similar events.

Risks and uncertainties also include the impact of any future events with material adverse impact.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

November 21, 2013